# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ADARx Pharmaceuticals, Inc., CIK 0001802369
CUSIP: 00654F105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5871 Oberlin Drive, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 09/28/2026
Filed by CIK 0001853723
Persons authorized to receive notices and communications: Sasha Keough, c/o SR One Capital Management, LP, 929 Main Street, Suite 200, Redwood City, California (CA), 94063, (410) 800-7503

## Reporting persons
- SR One Capital Management, LLC (CIK 0001853723): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,936,661; sole dispositive power 0; shared dispositive power 9,936,661; aggregate amount beneficially owned 9,936,661 (9.3% of the class)
- SR One Capital Fund I Aggregator, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,554,094; sole dispositive power 0; shared dispositive power 5,554,094; aggregate amount beneficially owned 5,554,094 (5.2% of the class)
- SR One Capital Partners I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,554,094; sole dispositive power 0; shared dispositive power 5,554,094; aggregate amount beneficially owned 5,554,094 (5.2% of the class)
- SR One Capital Opportunities Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,953,505; sole dispositive power 0; shared dispositive power 1,953,505; aggregate amount beneficially owned 1,953,505 (1.8% of the class)
- SR One Capital Opportunities Partners I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,953,505; sole dispositive power 0; shared dispositive power 1,953,505; aggregate amount beneficially owned 1,953,505 (1.8% of the class)
- SR One Co-Invest III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,836,469; sole dispositive power 0; shared dispositive power 1,836,469; aggregate amount beneficially owned 1,836,469 (1.7% of the class)
- SR One Co-Invest III Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,836,469; sole dispositive power 0; shared dispositive power 1,836,469; aggregate amount beneficially owned 1,836,469 (1.7% of the class)
- AMZL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 592,593; sole dispositive power 0; shared dispositive power 592,593; aggregate amount beneficially owned 592,593 (0.6% of the class)
- SR One Capital SMA Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 592,593; sole dispositive power 0; shared dispositive power 592,593; aggregate amount beneficially owned 592,593 (0.6% of the class)
- Simeon George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,936,661; sole dispositive power 0; shared dispositive power 9,936,661; aggregate amount beneficially owned 9,936,661 (9.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ADARx Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 5871 Oberlin Drive, Suite 200, San Diego, California (CA), 92121
Comment: This statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.0001 per share ("Common Stock") of ADARx Pharmaceuticals, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
SR One Capital Management, LLC ("SR One Capital Management"); SR One Capital Fund I Aggregator, LP ("SR One Fund I Aggregator"); SR One Capital Partners I, LP ("SR One Partners I"); SR One Capital Opportunities Fund I, LP ("SR One Opportunities Fund I"); SR One Capital Opportunities Partners I, LP ("SR One Opportunities Partners I"); SR One Co-Invest III, LLC ("SR One Co-Invest"); SR One Co-Invest III Manager, LLC ("SR One Co-Invest Manager"); AMZL, LP ("AMZL"); SR One Capital SMA Partners, LP ("SMA Partners"); and Simeon George, M.D. ("Dr. George").

SR One Fund I Aggregator is directly controlled by its general partner, SR One Partners I. SR One Opportunities Fund I is directly controlled by its general partner, SR One Opportunities Partners I. SR One Co-Invest is directly controlled by its managing member, SR One Co-Invest Manager. AMZL is directly controlled by its general partner, SMA Partners. SR One Partners I, SR One Opportunities Partners I and SMA Partners are directly controlled by their general partner, SR One Capital Management, SR One Co-Invest Manager is directly controlled by its managing member, SR One Capital Management, and Dr. George controls SR One Capital Management. Accordingly, each of SR One Capital Management and Dr. George may be deemed to have voting and dispositive power with respect to the SR One Fund I Aggregator Shares, the SR One Opportunities Fund I Shares, the SR One Co-Invest Shares and the AMZL Shares (each as defined below).

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons." SR One Fund I Aggregator, SR One Opportunities Fund I, SR One Co-Invest and AMZL are referred to collectively as the "Funds."
Residence or business address: The address of each Reporting Person for purposes of this filing is c/o SR One Capital Management, LP, 929 Main Street, Suite 200, Redwood City, CA 94063.
Present principal occupation or employment: The principal business of the Funds is to invest in and assist growth-oriented businesses. The principal business of SR One Partners I is to act as the sole general partner of SR One Fund I Aggregator. The principal business of SR One Opportunities Partners I is to act as the sole general partner of SR One Opportunities Fund I. The principal business of SR One Co-Invest Manager is to act as the managing member of SR One Co-Invest. The principal business of SMA Partners is to act as the sole general partner of AMZL. The principal business of SR One Capital Management is to act as the sole general partner of SR One Partners I, SR One Opportunities Partners I and SMA Partners and the sole managing member of SR One Co-Invest Manager and a number of affiliated partnerships and limited liability companies with similar businesses. The principal business of Dr. George is to manage SR One Capital Management.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SR One Fund I Aggregator, SR One Partners I, SR One Opportunities Fund I, SR One Opportunities Partners I, AMZL and SMA Partners are limited partnerships organized under the laws of the State of Delaware. SR One Co-Invest, SR One Co-Invest Manager and SR One Capital Management are limited liability companies organized under the laws of the State of Delaware. Dr. George is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 24, 2026, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the "SEC") by the Issuer (File No. 333-298782) in connection with its initial public offering of 26,250,000 shares of Common Stock of the Issuer (exclusive of the 3,937,500 shares of Common Stock that the underwriters may purchase upon exercise of their option to purchase additional shares in full) (the "IPO") was declared effective. The closing of the IPO took place on September 28, 2026 (the "Closing"), and in connection with the Closing, SR One Fund I Aggregator purchased 592,593 shares of Common Stock, SR One Opportunities Fund I purchased 414,814 shares of Common Stock, and AMZL purchased 592,593 shares of Common Stock, each at the IPO price of $17.00 per share.

Prior to the Closing, SR One Fund I Aggregator purchased from the Issuer in a series of private transactions 3,907,547 shares of Series B Convertible Preferred Stock (the "SR One Fund I Aggregator Series B Preferred Stock") for an aggregate purchase price of $19,999,997.821; 1,304,883 shares of Series B-1 Convertible Preferred Stock (the "SR One Fund I Aggregator Series B-1 Preferred Stock") for an aggregate purchase price of $8,682,417.47; and 600,962 shares of Series C Convertible Preferred Stock (the "SR One Fund I Aggregator Series C Preferred Stock") for an aggregate purchase price of $5,000,003.84. Immediately prior to the Closing, the SR One Fund I Aggregator Series B Preferred Stock automatically converted into 3,334,938 shares of Common Stock on a 1-for-1.1717 basis; the SR One Fund I Aggregator Series B-1 Preferred Stock automatically converted into 1,113,666 shares of Common Stock on a 1-for-1.1717 basis; and the SR One Fund I Aggregator Series C Preferred Stock automatically converted into 512,897 shares of Common Stock on a 1-for-1.1717 basis. SR One Fund I Aggregator now holds a total of 5,554,094 shares of Common Stock (the "SR One Fund I Aggregator Shares").

The working capital of SR One Fund I Aggregator is the source of the funds for the purchase of the SR One Fund I Aggregator Shares. No part of the purchase price of the SR One Fund I Aggregator Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the SR One Fund I Aggregator Shares.

Prior to the Closing, SR One Opportunities Fund I purchased from the Issuer in a private transaction 1,802,885 shares of Series C Convertible Preferred Stock (the "SR One Opportunities Fund I Series C Preferred Stock") for an aggregate purchase price of $15,000,003.20. Immediately prior to the Closing, the SR One Opportunities Fund I Series C Preferred Stock automatically converted into 1,538,691 shares of Common Stock on a 1-for-1.1717 basis. SR One Opportunities Fund I now holds a total of 1,953,505 shares of Common Stock (the "SR One Opportunities Fund I Shares").

The working capital of SR One Opportunities Fund I is the source of the funds for the purchase of the SR One Opportunities Fund I Shares. No part of the purchase price of the SR One Opportunities Fund I Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the SR One Opportunities Fund I Shares.

Prior to the Closing, SR One Co-Invest purchased from the Issuer in a series of private transactions 1,953,773 shares of Series B Convertible Preferred Stock (the "SR One Co-Invest Series B Preferred Stock") for an aggregate purchase price of $9,999,996.35; and 198,019 shares of Series B-1 Convertible Preferred Stock (the "SR One Co-Invest Series B-1 Preferred Stock") for an aggregate purchase price of $1,317,576.84. Immediately prior to the Closing, the SR One Co-Invest Series B Preferred Stock automatically converted into 1,667,468 shares of Common Stock on a 1-for-1.1717 basis; and the SR One Co-Invest Series B-1 Preferred Stock automatically converted into 169,001 shares of Common Stock on a 1-for-1.1717 basis. SR One Co-Invest now holds a total of 1,836,469 shares of Common Stock (the "SR One Co-Invest Shares").

The working capital of SR One Co-Invest is the source of the funds for the purchase of the SR One Co-Invest Shares. No part of the purchase price of the SR One Co-Invest Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the SR One Co-Invest Shares.

AMZL now holds a total of 592,593 shares of Common Stock (the "AMZL Shares").

The working capital of AMZL is the source of the funds for the purchase of the AMZL Shares. No part of the purchase price of the AMZL Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the AMZL Shares.

Collectively, the Funds now hold a total of 9,936,661 shares of the Issuer's Common Stock (the "Fund Shares").

## Item 4. Purpose of Transaction
Purpose of transaction:
The Funds acquired their respective shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Funds and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
SR One Fund I Aggregator is the record owner of the SR One Fund I Aggregator Shares. As the general partner of SR One Fund I Aggregator, SR One Partners I may be deemed to beneficially own the SR One Fund I Aggregator Shares. As the general partner of SR One Partners I, SR One Capital Management may be deemed to beneficially own the SR One Fund I Aggregator Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the SR One Fund I Aggregator Shares.

SR One Opportunities Fund I is the record owner of the SR One Opportunities Fund I Shares. As the general partner of SR One Opportunities Fund I, SR One Opportunities Partners I may be deemed to beneficially own the SR One Opportunities Fund I Shares. As the general partner of SR One Opportunities Partners I, SR One Capital Management may be deemed to beneficially own the SR One Opportunities Fund I Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the SR One Opportunities Fund I Shares.

SR One Co-Invest is the record owner of the SR One Co-Invest Shares. As the managing member of SR One Co-Invest, SR One Co-Invest Manager may be deemed to beneficially own the SR One Co-Invest Shares. As the managing member of SR One Co-Invest Manager, SR One Capital Management may be deemed to beneficially own the SR One Co-Invest Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the SR One Co-Invest Shares.

AMZL is the record owner of the AMZL Shares. As the general partner of AMZL, SMA Partners may be deemed to beneficially own the AMZL Shares. As the general partner of SMA Partners, SR One Capital Management may be deemed to beneficially own the AMZL Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the AMZL Shares.

Each Reporting Person disclaims beneficial ownership of the Fund Shares other than those shares which such person owns of record.

The percentage of outstanding shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 106,801,325 shares of Common Stock reported by the Issuer to be outstanding as of September 28, 2026 (excluding the shares of Common Stock that the underwriters may purchase upon exercise of their option to purchase additional shares in full) as reported in the Issuer's prospectus dated September 24, 2026 filed with the SEC on September 28, 2026 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the "Securities Act").
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Each of SR One Fund I Aggregator, SR One Opportunities Fund I, and SR One Co-Invest is party to the Third Amended and Restated Investors' Rights Agreement, dated August 2, 2023, with the Issuer and certain other stockholders (the "Investors' Rights Agreement"). The Investors' Rights Agreement grants the parties thereto, including the Funds referenced above, certain registration rights in respect of registrable securities. The registration of shares of the Issuer's Common Stock pursuant to the exercise of these registration rights will enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Investors' Rights Agreement, the Issuer will pay all registration expenses and the holders will pay all selling expenses, including underwriting discounts and selling commissions, relating to the sale of their shares. The Investors' Rights Agreement also includes customary cross indemnification and procedural terms. These registration rights will terminate upon the earliest of (i) the closing of a "Deemed Liquidation Event," as such term is defined in the Issuer's certificate of incorporation as in effect prior to the IPO, (ii) with respect to any particular holder, such date on or after the Closing on which all registrable securities held by such holder may immediately be sold during any three-month period pursuant to Rule 144 under the Securities Act or another similar exemption and (iii) the fifth anniversary of the Closing.

The Investors' Rights Agreement provides that at any time beginning 180 days after September 24, 2026, the holders of at least 30% of the registrable securities then outstanding may request that the Issuer register shares on a registration statement on Form S-1, provided that such request for registration covers at least 40% of the registrable securities then outstanding with an anticipated aggregate offering price in excess of $15.0 million, net of expenses, and provided further that the Issuer will not be required to effect such a registration if, among other things, it has already effected one such registration. Once the Issuer is eligible to use a registration statement on Form S-3, the holders of registrable securities may request that the Issuer register all or a part of their registrable securities on Form S-3 if the anticipated aggregate offering price is at least $5.0 million, net of expenses, provided that the Issuer will not be required to effect such a registration if, among other things, it has already effected two such registrations within the preceding 12 months.

Further, the Investors' Rights Agreement provides that in the event the Issuer proposes to register any of its Common Stock under the Securities Act, either for its own account or for the account of other security holders, the holders of registrable securities will be entitled to notice of the registration and to "piggyback" registration rights allowing such holders to include their shares in such registration, subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in such registration.

In addition, each of SR One Fund I Aggregator, SR One Opportunities Fund I, and SR One Co-Invest entered into a lock-up agreement in connection with the IPO whereby each Fund has agreed, subject to certain exceptions, that without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters, for a period of 180 days after September 24, 2026, it will not, and will not cause any direct or indirect affiliate to, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by the Fund in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of any such securities, whether any such transaction described in clauses (i) or (ii) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any such securities or (iv) publicly disclose the intention to do any of the foregoing.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- SR One Capital Management, LLC: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/05/2026)
- SR One Capital Fund I Aggregator, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/05/2026)
- SR One Capital Partners I, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/05/2026)
- SR One Capital Opportunities Fund I, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/05/2026)
- SR One Capital Opportunities Partners I, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/05/2026)
- SR One Co-Invest III, LLC: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/05/2026)
- SR One Co-Invest III Manager, LLC: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/05/2026)
- AMZL, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/05/2026)
- SR One Capital SMA Partners, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/05/2026)
- Simeon George: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D. (10/05/2026)
Comment: This Statement was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.